

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 19, 2011

<u>Via E-Mail</u>
Mr. Amir Loberman
Chief Financial Officer
D. Medical Industries Ltd.
3 HaSadna Street
Tirat-Carmel 39026, Israel

> **Re:** **D. Medical Industries Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed June 13, 2011**
> **File No. 001-34830**

Dear Mr. Loberman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2010 filed June 13, 2011

We are dependent upon . . ., page 8

1. Please reconcile your disclosure in this risk factor regarding no supply agreements with your disclosure in the next risk factor regarding your supply agreement with UPG.

Create a presence for our products . . ., page 42

2. Please reconcile your disclosure here regarding lack of FDA approval for your Spring Universal Infusion Sets with your disclosure on pages 18 and 40 that you obtained FDA clearance for that product.

Item 15. Controls and Procedures, page 116

3. We note your disclosure regarding management's conclusion that the company has in place effective controls and procedures. Please amend your Form 20-F to include a conclusion that states whether or not disclosure controls and procedures are effective or are not effective. Refer to Item 307 of Regulation S-K.

4. Further, while you are not required to include the definition of disclosure controls and procedures in your conclusion, when you do so in future filings, including the requested amendment, all of the language that appears following the word "effective" in your conclusion must be consistent with and not modify the language that appears in the definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange Act. Alternatively, you may remove that definition.

Item 18. Financial Statements, page F-1

Note 2. Summary of Significant Accounting Policies, page F-9

Basis of Presentation, page F-10

5. We note your disclosure that your financial statements were prepared in accordance with IFRS. Please also tell us whether your financial statements were prepared in accordance with IFRS as issued by the IASB. Please note that Item 17(c) of Form 20-F requires a company that prepares its financial statements under IFRS as issued by the IASB to state such compliance unreservedly and explicitly in the notes to the financial statements; Otherwise, if the notes and auditor's report do not contain this information, then you must include a U.S. GAAP reconciliation.

Inventories, page F-18

6. Please explain how you considered IAS 2, including paragraphs 23 – 27 in determining that cost should be determined based on net realizable value.

Government Grants, page F-18

7. Please tell us how you considered paragraphs 10 and 7 of IAS 20 in determining your accounting policies for government grants.

Revenue Recognition, page F-21

8. Please tell us how you considered IAS 18(a), (b) and (e) in your revenue recognition policy.

Note 15. Grants from the Israeli OCS, page F-44

9. Please tell us how you considered the requirement to repay the government grants in U.S. dollars in your accounting for the grants under IAS 20 and IAS 39.

Item 19. Exhibits

10. Please file all exhibits, annexes and appendices to Exhibits 4.35 and 4.36.

11. We refer to your disclosure in the final paragraph on page 8. Please file as an exhibit your manufacturing and supply agreement with United Plastics Group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett at (202) 551-3606 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Geoffrey Kruczek, Senior Attorney, at (202) 551-3641 with any other questions. You may also contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant

cc: Dr. Shachar Hadar